

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

John C. Wobensmith
Chief Executive Officer and President
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

> **Re: Genco Shipping & Trading Limited**
> **PREC14A Filed April 3, 2024**
> **File No. 001-33393**

Dear John C. Wobensmith:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your proxy statement.

PREC14A Filed April 3, 2024

General

1.   A preliminary proxy statement should clearly identify itself as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.

2.   Please consider including a background section to discuss the events and contacts between Genco and GK Investor leading up to this contested solicitation.

3.   Please provide the disclosure required by Item 23 of Schedule 14A.

4.   On pages 3 and 9 of the proxy statement, you indicate that broker "non-votes" will be counted for determining whether a quorum exists at the annual meeting. Please revise this disclosure to clarify that a beneficial holder's shares will not be counted for the purposes of determining quorum at the annual meeting if a broker provides GK Investor's proxy materials to the beneficial holder and such beneficial holder does not provide any voting instructions to the broker.

5.   On the preliminary proxy card and on pages 7-8 of the proxy statement, you indicate that

the proxy card will be voted based on the Board's recommendations if the proxy card does not specify voting directions. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.

Q&A, page 5

6. On page 8 of the proxy statement, you describe a broker "non-vote" and whether the proposals to be presented at the annual meeting are discretionary or non-discretionary matters. Please revise to clarify how the distinction between discretionary and non-discretionary matters affects the treatment of broker "non-votes" for each proposal. See Item 21(b) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 48

7. In the beneficial ownership table on page 48 of the proxy statement, you indicate that "George Economou and affiliated entities" beneficially own 2,313,572 shares of Genco's common stock. Please revise footnote 14 to clarify that GK Investor is one of these "affiliated entities" that beneficially own the shares reported in this row.

Supplemental Information Regarding Participants in the Solicitation, page A-1

8. Please revise this section to provide the disclosure required by Item 5(b)(1)(viii) – (xii) of Schedule 14A for each participant in this solicitation.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions